UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Freewest Resources Canada Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Noront Resources Ltd.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

356904

(CUSIP Number of Class of Securities (if applicable))

Greg Rieveley

Chief Financial Officer

15 Toronto Street

Suite 1000

Toronto, Ontario

Canada M5C 2E3

Tel: (416) 367-1444

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications

on Behalf of Subject Company)

October 13, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

•	Offer to Purchase and Circular, dated October 13, 2009 (the “Circular”)*

•	Letter of Transmittal*

•	Notice of Guaranteed Delivery*

•	Notice of Variation and Extension, dated November 13, 2009

Item 2.	Informational Legends

See page (iii) of the Circular and page (ii) of the Notice of Variation and Extension.

*	Incorporated by reference to the Form CB filed on October 14, 2009 by the person furnishing this Form.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, broker, lawyer or other professional advisor. This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful. No securities regulatory authority in Canada has expressed an opinion about Noront’s securities and it is an offence to claim otherwise.

November 13, 2009

NOTICE OF VARIATION AND EXTENSION

BY

of its

OFFER TO PURCHASE

all of the outstanding common shares of

FREEWEST RESOURCES CANADA INC.

on the basis of 0.25 of a Noront common share

and $0.0001 in cash

for each common share of Freewest

Noront Resources Ltd. (“Noront”) hereby gives notice that it is amending its offer (the “Offer”) dated October 13, 2009 to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of Freewest Resources Canada Inc. (“Freewest”), together with the associated rights issued under the shareholder rights plan of Freewest (the “SRP Rights”)(“Common Shares” herein means all of the issued and outstanding common shares of Freewest and the SRP Rights) and including any Common Shares that may become outstanding after the date of this Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of any securities of Freewest that are convertible into or exchangeable or exercisable for Common Shares, by extending the expiry of the Offer to 5:00 p.m. (Toronto time) on December 1, 2009. References in this Notice of Variation and Extension (the “Notice”), the Offer to Purchase and Circular, the Letter of Transmittal and Notice of Guaranteed Delivery which accompanied the Offer to Purchase and Circular, to the “Offer” shall refer to the Offer, as amended by this Notice.

THE OFFER IS EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON DECEMBER 1, 2009, UNLESS FURTHER EXTENDED OR WITHDRAWN BY NORONT

Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Offer including the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery which accompanied

ii.

the Offer to Purchase and Circular (collectively, the “Offer Documents”), continue to be applicable in all respect and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the Offer to Purchase and Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED PURSUANT TO THE OFFER TO PURCHASE AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS NOTICE OR THE OFFER DOCUMENTS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements incorporated in the Offer to Purchase and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and have been prepared in accordance with Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Noront is incorporated under the laws of the Province of Ontario, Canada, that Freewest is incorporated under the laws of Canada, that a majority of Noront’s officers and directors are residents of Canada and a majority of Freewest’s officers and directors are residents of Canada, that the Information Agent and Depositary and some or all of the experts named in the Offer to Purchase and Circular may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Noront and Freewest and of the above mentioned persons may be located outside of the United States. Shareholders may not be able to sue Freewest or Noront, or their respective officers or directors, in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign issuer to subject itself to a United States court’s jurisdiction.

Shareholders should be aware that Noront or its affiliates, directly or indirectly, may bid for or purchase Common Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations. See Section 13 of the Offer to Purchase, “Market Purchases”.

Noront Common Shares issuable pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, (the “U.S. Securities Act”) to the same extent and proportion that the Common Shares exchanged pursuant to the Offer are restricted securities. Restricted securities may be offered and sold only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

No Noront Common Shares will be delivered in the Untied States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Noront is satisfied that the Noront Common Shares may be delivered in such other jurisdictions without further action by Noront or on a basis otherwise determined acceptable to Noront in its sole discretion.

Shareholders in the United States should be aware that a disposition of Common Shares may have tax consequences in both the United States and in Canada, which may not be described herein. See the discussion under Section 21 of the Circular entitled “Certain U.S. Federal Income Tax Considerations.” Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

iii.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THE OFFER TO PURCHASE AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THE OFFER TO PURCHASE AND CIRCULAR; AND (C) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

NOTICE TO HOLDERS OF FREEWEST WARRANTS AND FREEWEST OPTIONS

The Offer is made only for Common Shares and is not made for any Freewest Options or Freewest Warrants. Any holder of Freewest Options or Freewest Warrants who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or convert such Freewest Options or Freewest Warrants in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such Freewest Options or Freewest Warrants that certificates representing the Common Shares received on such exercise, conversion or exchange will be available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

The tax consequences to the holders of Freewest Options or Freewest Warrants of exercising or not exercising their Freewest Options or Freewest Warrants are not described in the Circular. Holders of Freewest Options or Freewest Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Freewest Options and Freewest Warrants.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Notice and the Offer Documents, including statements made in the Circular under Section 4, “Benefits of and Reasons to Accept the Offer”, Section 5, “Purpose of the Offer and Plans for Freewest”, Section 6, “Consideration”, Section 8, “Summary of Unaudited Pro Forma Financial Statements”, and Section 18, “Acquisition of Common Shares Not Deposited Under the Offer”, as well as other written statements made or provided or to be made or provided by Noront that are not historical facts, are forward-looking statements and are prospective in nature. Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are not based on historical fact, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors which could cause actual results, performance or achievements of Freewest or Noront to differ materially from any future results, performance or achievements expressed or implied by such forward looking statements. Noront disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statement relating to Freewest is based exclusively on Freewest’s publicly available documents and records on file with the Canadian securities regulatory authorities.

INFORMATION CONCERNING FREEWEST

Except as otherwise indicated, the information concerning Freewest contained in this Notice and the Offer Documents has been taken from or is based exclusively upon Freewest’s publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Although Noront has no knowledge that would indicate that any statements contained in this Notice or the Offer Documents concerning Freewest are untrue or incomplete, neither Noront nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Freewest’s financial statements, or for any failure by Freewest to disclose events or facts which may have occurred or which may affect the significance or

iv.

accuracy of any such information but which are unknown to Freewest. Noront has no means of verifying the accuracy or completeness of any of the information contained in this Notice or in the Offer Documents that is derived from Freewest’s publicly available documents or records or determining whether there has been any failure by Freewest to disclose events that may have occurred or may affect the significance or accuracy of any information. Freewest has not reviewed this Notice or the Offer Documents and has not confirmed the accuracy and completeness of the information in respect of Freewest contained therein.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “C$”, “$” or “dollars” in this Notice and the Offer Documents refer to Canadian dollars and all references to “US$” in this Notice and the Offer Documents refer to United States dollars. Noront’s financial statements, that are incorporated by reference in the Offer to Purchase and Circular, are reported in Canadian dollars and are prepared in accordance with Canadian GAAP. Noront’s pro forma condensed consolidated financial statements contained in the Offer to Purchase and Circular, are reported in Canadian dollars and are prepared in accordance with Canadian GAAP.

NOTICE OF VARIATION

November 13, 2009

TO:	THE HOLDERS OF COMMON SHARES OF FREEWEST

This Notice amends the Offer to Purchase and Circular, pursuant to which Noront is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, including any Common Shares that may become outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of any securities of Freewest that are convertible into or exchangeable or exercisable for Common Shares, by extending the expiry of the Offer to 5:00 p.m. (Toronto time) on December 1, 2009. References in this Notice, the Offer to Purchase and Circular, the Letter of Transmittal and Notice of Guaranteed Delivery which accompanied the Offer to Purchase and Circular, to the “Offer” shall refer to the Offer, as amended by this Notice.

Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Offer including the Offer Documents, continue to be applicable in all respect and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the Offer to Purchase and Circular.

1.	Extension of the Offer

By notice given to the Depositary on November 13, 2009, Noront has extended the expiry date of the Offer to 5:00 p.m. (Toronto time) on December 1, 2009. Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Offer to Purchase and Circular is deleted in its entirety and replaced by the following definition:

“Expiry Date” means December 1, 2009, or such later date or dates as may be fixed by Noront from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer to Purchase, unless the Offer is withdrawn by Noront;

In addition, all references to November 18, 2009 in the Offer Documents are emended to refer to December 1, 2009.

2.	Recent Development

On November 12, 2009, Noront reached an agreement with Freewest whereby Noront agreed to extend the Offer until 5:00 p.m. (Toronto time) on December 1, 2009 and terminate its application to the Bureau de Décision et de Révision en Valeurs Mobilières for a cease-trade order in respect of the Shareholder Rights Plan. In exchange, Freewest agreed to waive the application of the Shareholder Rights Plan to the Offer.

3.	Consequential Amendments to the Offer to Purchase and Circular and Other Documents

The Offer Documents are amended to the extent necessary to reflect the amendments contemplated by and the information contained in this Notice.

4.	Manner of Acceptance

Common Shares may be deposited under the Offer no later than the Expiry Time in accordance with the provisions of Section 2 of the Offer to Purchase, “Time for Acceptance”.

5.	Take Up of and Payment for Deposited Common Shares

Upon the terms and subject to the conditions of the Offer, Noront will take up and pay for Common Shares validly deposited under the Offer and not withdrawn as set out in Section 6 of the Offer to Purchase, “Take Up and Payment for Deposited Common Shares”.

6.

Shareholders are referred to Section 6 of the Offer to Purchase, “Take Up and Payment for Deposited Common Shares”, for a description of the legal requirements regarding the timing of the take up of the Common Shares deposited under the Offer and a description of when payment will be made for deposited Common Shares in relation to the time at which they are taken up by Noront.

6.	Withdrawal of Deposited Common Shares

Except as otherwise stated in Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Common Shares”, or otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by Noront under the Offer;

(b)	if the Common Shares have not been paid for by Noront within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Noront or of an affiliate of Noront unless it is a change in a material fact relating to the Noront Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by Noront at the date of the notice.

Shareholders are referred to Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Common Shares”, for further details and a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

7.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

8.	Directors’ Approval

The contents of this Notice have been approved, and the sending, communication or delivery of the sending thereof to the securityholders of Freewest has been authorized, by the board of directors of Noront.

CERTIFICATE OF THE COMPANY

November 13, 2009

The contents of this Notice of Variation and Extension have been approved, and the sending, communication or delivery thereof to the shareholders of Freewest has been authorized by, the board of directors of Noront.

The foregoing, together with the Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing, together with the Offer to Purchase and Circular does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer or the securities to be distributed.

(Signed) Wesley (Wes) Hanson President and Chief Executive Officer	(Signed) Greg Rieveley Chief Financial Officer

On behalf of the Board of Directors of Noront Resources Ltd.

(Signed) Darren Blasutti Director	(Signed) Keith McKay Director

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Form CB on October 14, 2009, the person furnishing this Form filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

Any change in the name or address of the agent for service of process of Noront Resources Ltd. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 17, 2009.

NORONT RESOURCES LTD.

By:	/S/ GREG RIEVELEY
Name: Title:	Greg Rieveley Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Material change report dated October 5, 2009 regarding the announcement of Noront’s intention to make a share exchange take-over bid for Freewest.*

1.2	Annual information form for the financial year ended April 30, 2009.*

1.3

Audited annual financial statements of Noront, including the notes thereon, and together with the auditor’s report, as at April 30, 2009 and 2008 and for each of the fiscal years ended April 30, 2009 and 2008.*

1.4	Management’s discussion and analysis of the financial condition and results of operation for the fiscal year ended April 30, 2009.*

1.5	Unaudited interim financial statements of Noront, including the notes thereon as at July 31, 2009 for the three-month period ended July 31, 2009.*

1.6	Management’s discussion and analysis of the financial condition and results of operations for the three-month period ended July 31, 2009. *

1.7	Management information circular dated September 8, 2009 prepared in connection with the annual and special meeting of Noront shareholders held on October 15, 2009.*

*	Incorporated by reference to the Form CB filed on October 14, 2009 by the person furnishing this Form.